Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

Royal Group Technologies Limited (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2  Date of Material Change

May 5, 2005

Item 3  News Release

A press release was issued on May 5, 2005 in Toronto, Ontario and disseminated across Canada by Canada Newswire.

Item 4  Summary of Material Change

On May 5, 2005, the Company announced that it expects to record a net loss in the range of $0.10 to $0.13 per share for the three months ended March 31, 2005, anticipated to be approximately 3% less than in the same quarter during the previous year.

The primary cause of the loss in the first quarter of 2005 was erosion of the gross margin percentage which the Company attributes to escalating raw material costs, which exceeded price increases. Unfavourable product mix and a decline in sales also contributed to the decline in gross margin percentage. Unfavourable product mix and a decline in sales also contributed to the decline in gross margin percentage.

In addition, the Company's first quarter results will include certain pre-tax charges, totalling approximately $5 million. These charges include higher auditing fees, professional fees primarily related to the regulatory investigation, fees associated with recruiting of new officers and directors, as well as an additional accrual for litigation.

The Company noted that dollar sales are expected to be approximately 8% less during the first quarter of 2005 than they were during the prior year. The decline is principally related to the narrowing of the rate of exchange between the US and Canadian dollars, and an unusually high level of machinery sales recorded during the same quarter in the previous year.

The Company further noted that it will report its first quarter earnings on May 13, 2005.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, please contact:

Scott Bates
General Counsel and Corporate Secretary
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

May •, 2005

SCHEDULE “A”

TORONTO, May 5 /CNW/ - Royal Group Technologies Limited (RYG.SV-TSX; RYG-NYSE) today announced that it expects to record a net loss in the range of $0.10 to $0.13 per share for the three months ended March 31, 2005. During the same period in the previous year, Royal Group recorded net earnings of $9.4 million or $0.10 per share.

The primary cause of the loss in the first quarter of 2005 was erosion of the gross margin percentage, which is anticipated to be approximately 3% less than in the same quarter during the previous year. Royal attributed the decline in gross margin percentage principally to escalating raw material costs, which exceeded price increases. Unfavourable product mix and a decline in sales also contributed to the decline in gross margin percentage.

In addition, the company's first quarter results will include certain pre-tax charges, totalling approximately $5 million. These charges include higher auditing fees, professional fees primarily related to the regulatory investigation, fees associated with recruiting of new officers and directors, as well as an additional accrual for litigation.

Royal noted that dollar sales are expected to be approximately 8% less during the first quarter of 2005 than they were during the prior year. The decline is principally related to the narrowing of the rate of exchange between the US and Canadian dollars, and an unusually high level of machinery sales recorded during the same quarter in the previous year.

Royal Group will report its first quarter earnings on May 13, 2005. The company will host a conference call pertaining to its financial results at 10:00 AM on May 13th, which will be webcast simultaneously and in its entirety. The webcast can be accessed though the company's web site at www.royalgrouptech.com.

Royal Group Technologies is a manufacturer of innovative, polymer-based home improvement, consumer, and construction products. The company has extensive vertical integration, with operations dedicated to provision of materials, machinery, tooling, real estate, and transportation services to its plants producing finished products. Royal's manufacturing facilities are primarily located throughout North America, with international operations in South America, Europe, and Asia. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always, made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the outcome of the ongoing internal review and investigations by the Special Committee of the Board of Directors; fluctuations in the level of renovation, remodeling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of May 4, 2005 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.